June 1, 2005

        Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

        Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Via EDGAR and Courier

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Crompton Corporation
Form S-4/A filed May 20, 2005
File No. 333-123857

Dear Ms. Long:

        This letter responds to the staff's comment letter of May 31, 2005 addressed to Mr. Lynn A. Schefsky regarding Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-123857) (the "Registration Statement") filed by Crompton Corporation ("Crompton") on May 20, 2005. A responsive amendment to the Registration Statement is being filed contemporaneously. The responses of Crompton and Great Lakes Chemical Corporation ("Great Lakes") to the staff's comments are set forth below.

Risk Factors, page 14

Crompton and Great Lakes are, and the combined company will be, subject to... page 17

SEC Comment

1.
The last sentence of the last paragraph under this subheading states your views as to the materiality of sales of your products into Iran and Syria. To avoid leading security holders to a conclusion as to materiality, rather than allowing them to reach their own conclusion after considering the facts provided, please delete that sentence from the risk factor. Instead, please set forth in correspondence to the staff any information you would like to provide, in addition to that already provided in your letter dated May 10, 2005, regarding your views as to the materiality of the product sales in Iran and Syria, including sales to or through government agencies or state-owned operations, and whether those sales constitute a material investment risk to Crompton and Great Lakes security holders, in light of their potential impact upon Crompton and Great Lakes security hollders, in light of their potential impact upon Crompton's and the combined company's reputation and share value and other quantitative and non-quantitative factors you have considered.

Answer

        The disclosure under this heading has been revised in response to this comment. Crompton supplementaly advises the staff that Crompton believes the risk factor disclosure that appears in the Registration Statement adequately explains the potential investment risks to Crompton and Great Lakes security holders in light of the potential impact upon Crompton and the combined company's reputation and share value and the other quantitative and non-quantitative factors Crompton has considered regarding the business activities of Crompton's affiliates in Syria and Iran, including sales to or through government agencies or state-owned operations.

GAAP Reconciliation, page 111

SEC Comment

2.
We read your response to prior comment 11. It does not appear that your use of this non-GAAP financial measure complies with the requirements of Item 10(e) of Regulation S-K. Please delete this section from your prospectus..

Answer

        The disclosure under this heading has been revised in response to this comment.

Exhibit 5.1

SEC Comment

3.
We note the assumption set forth in clause (iii) of the third paragraph regarding the designation and authorization of the rights. Counsel may not limit its opinion in this manner. Please revise accordingly..

Answer

        The opinion has been revised in response to this comment.

Exhibits 8.1 and 8.2

SEC Comment

4.
We note that the date of each opinion is May 20, 2005. We also note that each opinion is qualified by certain assumptions made as of the date of the opinion. In this regard, we note the statements in the first sentence of the fifth paragraph and the third sentence of the seventh paragraph. Please clarify that each opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising these statements or by filing another opinion dated the date of effectiveness.

Answer

        The opinions have been revised in response to this comment.

* * * * *

        Crompton and Great Lakes would appreciate receiving the staff's further comments or questions with respect to the foregoing as soon as possible. Please direct any such comments or questions to the undersigned at (312) 701-8492.

Submitted at the request and on behalf of Crompton Corporation and Great Lakes Chemical Corporation,
/s/ JAMES T. LIDBURY James T. Lidbury
cc:
Jeanne Baker
Tracey Houser
Andrew Schoeffler